SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

CHANGE IN UMTS LICENCE TERMS

Warsaw – September 11, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl ) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it had received from the Office for Telecommunication Regulation and Post (OTRP) its decision to delay the obligatory date for the launch of UMTS services.

In response to the request filed on July 10, 2003, by all three mobile operators and holders of UMTS licences, the OTRP issued on September 9, 2003, a decision to delay the UMTS launch date and to change population coverage requirements. The obligatory date for the launch of UMTS services was deferred from January 1, 2005 to January 1, 2006. The date for achieving a 20 percent population coverage of the UMTS network was moved from December 31, 2005, until December 31, 2007 and the 40 percent population coverage requirement was removed from the licence conditions. The decision leaves the operators the option to request access to their frequencies to begin services from 1 January 2004.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl pages on the Internet.

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For further information please contact:

Małgorzata Czaplicka

Investor relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

September 11, 2003